UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Following the Form 6-K submitted by Ellomay Capital Ltd. (the “Company”) on October 9, 2018, the Company hereby announces the execution of a settlement agreement (the “Settlement Agreement”) with Erez Electricity Ltd. (“Erez Electricity”), an Israeli private company that holds 33.33% of Sheva Mizrakot Ltd., which in its turn holds 25% of the company promoting the pumped-hydro storage in the Manara Cliff, Israel (the “Manara Project”), in which the Company holds an indirect 75% interest.

The Settlement Agreement resolves a claim made by Erez Electricity and Mr. Raanan Aloni against the Company and its affiliates, in connection with the Manara Project and other disputes between such parties concerning the Manara Project.

The Settlement Agreement provides, inter alia, for the grant to Erez Electricity of a right to acquire, on financial closing of the Manara Project (to the extent such financial closing occurs), an additional 6.67% of the Manara Project.  The acquisition by Erez Electricity of this additional stake in the Manara Project is subject to the fulfillment of various conditions precedent including, inter alia, the full and timely payment by Erez Electricity and Raanan Aloni of all their obligations, under all applicable agreements, to the project company and to the Company and its affiliates, as well as the repayment of all amounts paid by the Company and its affiliates to the project company, on account of Erez Electricity’s existing (8.33%) and potential additional (6.67%) stake in the Manara Project, plus interest at a rate of 5% per annum.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the fulfillment of the conditions precedent. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: November 29, 2018